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Vice President of Nutrition at Frontier coop

Omaha Metropolitan Area · 499 connections · **Contact info**

**Frontier coop**

**University of Nebraska-Lincoln**

### Featured

CPM LLC

Feed Manufacturing

### Experience

**Vice President of Nutrition**
Frontier coop
Sep 2019 – Present · 1 yr 4 mos
Lincoln, Nebraska Area

**Co Chair**
Northeast Community College
Jan 2018 – Present · 3 yrs
Norfolk, Nebraska

Assisting in raising $13 million for college of agriculture expansion and improvement.

**External Advisor**
University of Nebraska-Lincoln
Jan 2016 – Present · 5 yrs
Lincoln, Nebraska Area

Share and discuss strategies and plans for building a stronger UNL agriculture department.

**Managing Member**
Central Plains Milling
Jan 1994 – Present · 27 yrs
Howells, Nebraska

I believe in making the complex simple and raising the level of expectation for advice and service in livestock agriculture.

Home Central Plains Milling - Livestock Fee...

**Past President**
Nebraska Pork Producers Association
Feb 2016 – Feb 2018 · 2 yrs 1 mo

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### Education

**University of Nebraska-Lincoln**
Bachelor's degree, Animal Sciences
1990 – 1994
Activities and Societies: University of Nebraska Wrestling team

Varsity letterman at 190lbs.

### Volunteer experience

**Board Member**
National Pork Producers Council
Mar 2019 – Present • 1 yr 10 mos
Politics

## Skills & endorsements

**Strategic Planning**

**Customer Service**

**Management**

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